

December 13, 2013

<u>Via E-mail</u>
Kevin Frija
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, FL 33312

      Re: Vapor Corp.
             Registration Statement on Form S-1
             Filed November 18, 2013
             File No. 333-192391

Dear Mr. Frija:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In light of your recent private placement of the 16,080,833 shares covered by the prospectus, please provide us your analysis in support of the characterization of the transaction being registered as a secondary offering, rather than a primary offering on behalf of the issuer. Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 for guidance.

2. Please confirm whether the non-natural person selling stockholders are broker-dealers or affiliates of any broker-dealers.

Registration Statement Cover Page

3. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

Prospectus Summary, page 2

4. Please revise this section to disclose, in one of the opening paragraphs, your revenues and net income or losses for your last fiscal year and most recent interim period. Also revise to clarify your limited operating history in your current business.

5. Please provide us with copies of the reports and other industry data in support of your industry disclosure here and in the business section.

The Market for Electronic Cigarettes, page 3

6. We note the disclosure that electronic cigarettes may be used in some instances where for regulatory or safety reasons tobacco burning cigarettes may not be used. Please balance the disclosure by clarifying that you cannot provide any assurances that future regulations may not affect where your products are used.

Description of Private Placement, page 6

7. Please reconcile your disclosure here that on October 29, 2013, you completed a private placement of 16,666,667 shares of common stock with the disclosure on the prospectus cover page that on October 29, 2013, you issued 16,080,833 shares of common stock in a private placement.

8. We note the bullet points on pages 6 and 7 listing the various terms under the purchase agreement that you are required to fulfill. Please revise to disclose, to the extent possible, the progress you have made in fulfilling these requirements.

Risk Factors, page 7

General

9. Please remove the last sentence in the introductory paragraph. This section should address all of the material risks and should not reference additional unknown or immaterial risks.

10. Please include a risk factor describing the risks, if applicable, that the recent development of electronic cigarettes has not allowed the medical profession to study the long-term effects of electronic cigarette use.

11. Please revise this section to discuss the risks and restrictions of trading as a penny stock. For guidance, refer to Exchange Act Rules 15g-1 through 15g-9.

12. Please revise this section to discuss the risks of not having independent directors on your board, as well as not having a standing audit committee, compensation committee, or a nominating and governance committee.

Risks Relating to Our Business, page 7

We face intense competition and our failure to compete effectively, page 11

13. We note your statement that you believe "big Tobacco, beyond Lorillard, Inc., will eventually offer electronic cigarettes as the market for electronic cigarettes grows." As it appears that Reynolds American Inc. and Altria Group Inc. both currently offer electronic cigarettes, please revise this statement and describe the attendant risks.

We may not be able to establish sustainable relationships with large retailers, page 14

14. Please revise to explain what "slotting fees" are.

If we fail to satisfy our registration obligations under the registration rights agreement, page 16

15. Please revise this risk factor to quantify the cash payments that you will have to make to holders in the event you fail to satisfy your registration obligations.

Use of Proceeds, page 22

16. Please revise this section to disclose how the potential proceeds from the cash exercise of the common stock purchase warrants would be used by the company or advise.

Management's Discussion and Analysis, page 26

Liquidity and Capital Resources, page 33

17. Please revise to discuss the material terms of your loan agreements. For example, we note your reference to the Term Loan and the Factoring Facility on page 29. Please also file any material agreements as exhibits to the registration statement.

Business, page 35

Company Background, page 35

18. Please revise to eliminate non-substantiable statements or other marketing language in this section, including statements such as those on page 36 that you "diligently work to provide superb looking" products, and on page 37 that you offer products in "fashionable

and trendy prints and finishes," and on page 38 regarding your "unique ability." Please also revise similar statements throughout the prospectus.

19. It appears from your discussion in the Management's Discussion and Analysis section that advertising is a large cost to your company. Please revise this section to describe the advertising aspect of your business and any related material costs.

20. In one clear discussion or table, please disclose the types of products that you offer and their corresponding pricing schemes.

Distribution of our Products in Canada, page 38

21. We note your disclosure of your "private label production and supply agreement with Spike Marks Inc./Casa Cubana." Please file it as an exhibit or explain to us why it is not material to you.

Competition, page 40

22. Please revise to explain why you are discussing the entry of "Big Pharma" into your industry in the last paragraph of this section.

Manufacturing, page 40

23. Please revise this section to explain in greater detail your production arrangements, including the names of your principal suppliers. Please also revise to disclose the amount spent during the last two fiscal years on research and development, as appropriate. Refer to Item 101(h)(4)(v) and Item 101(h)(4)(x) of Regulation S-K.

Management, page 47

24. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion they should serve on your board. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 49

25. We note that you are a reporting company. Please explain why you have included executive compensation disclosure for your last two completed fiscal years. Refer to Item 402(m)(3) and Item 402(n) of Regulation S-K.

26. We note your disclosure in the analysis that all of your named executive officers participate in your annual performance based bonus program. Please explain why there are no figures in the incentive plan or bonus columns of the chart on page 49. Additionally, please revise to provide a more detailed discussion of your annual incentive program.

27. We note your disclosure on page 50 that you agreed to pay Mr. Frija "a one-time cash retention bonus in the amount of $10,500 on or before June 30, 2012." Please explain why this has not been disclosed in the chart on page 49.

Certain Relationships and Related Party Transactions, page 53

28. Please revise the bullet points to provide that you have disclosed all transactions involving the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. Refer to Item 404(d)(1) of Regulation S-K.

29. For all transactions involving indebtedness, please revise to disclose the amount of principal paid during the periods for which disclosure is provided. Refer to Item 404(a)(5) of Regulation S-K.

30. We note your statement on page 54 that you "utilized the services of an entity that is owned 50% by [y]our President and Chief Executive Officer." Please revise to disclose the name of this related party.

Principal Stockholders, page 55

31. We note disclosure on page 60 which states that Special Situations Fund III, L.P. owns 7.2% of your current outstanding shares. Please explain why this entity is not disclosed as a principal stockholder on page 55.

Description of Capital Stock, page 56

32. Please revise this section to describe the warrants you are registering.

33. We note your disclosure on page 57 that there are currently 80,982,629 shares of common stock issued and outstanding. Please reconcile this with the disclosure in your financial statements that you currently have 60,185,344 shares of common stock issued and outstanding as of September 30, 2013 and the 16,080,833 shares issued pursuant to the private placement on October 29, 2013. Please revise throughout accordingly or advise.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34. Please revise to file a form of Common Stock Certificate as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew E. Balog, Esq.
        Greenberg Traurig, P.A.